Filed by Entegris, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mykrolis Corporation

Commission File No. 001-16611

This filing relates to the proposed merger of equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 21, 2005 (the “Merger Agreement”), by and among Entegris, Inc., a Minnesota corporation (“Entegris”), Mykrolis Corporation, a Delaware corporation (“Mykrolis”), and Eagle DE, Inc., a Delaware corporation and a wholly-owned subsidiary of Entegris (“Eagle Delaware”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Entegris and Mykrolis on March 21, 2005, and is incorporated by reference into this filing.

The following is a slide set to be used in presentations given by Mykrolis’ and Entegris’ management to the investment community.

Investor Presentation

July 2005

Forward-Looking Statements/ Risk Factors

This presentation contains “forward-looking statements” as defined under the Federal Securities Laws. The actual results of Entegris and Mykrolis could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the acquisition; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in semiconductor industry spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in the filings of Entegris and Mykrolis with the U.S. Securities and Exchange Commission.

Transaction Overview

Overview $1.3 billion merger-of-equals transaction

Mykrolis holders receive 1.39 shares of Entegris for each share

Post-transaction ownership split: 44% Mykrolis / 56% Entegris

Company Name Entegris, Inc.

Operations Headquarters in Chaska, Minnesota

More than 2,700 combined full-time employees

Board of Directors 5 Directors from each company and 1 new independent

Management CEO: Gideon Argov

Non-Executive Chairman: Jim Dauwalter

CFO: John Villas

NewCo Exchange NASDAQ

Transaction Timing Expected to close in calendar Q3 2005

NewCo Strategic Vision

The Leading Materials Integrity Management platform

Purify, protect, and transport critical materials used in semiconductor, microelectronics and other high technology manufacturing processes Strong market position in core product lines

Above-market organic growth fueled by technology / customer synergies and geographic leverage

Balanced portfolio + broad customer base = strength and stability

High exposure to unit-driven products cushions from semi cycle Geographical diversity Customer base not concentrated

Global footprint + scale = significant operating leverage

Mykrolis Overview

Headquarters: Billerica, MA

Employees: 900

LTM Sales: $292 mm

CEO: Gideon Argov

Consumables

Equipment

Liquid Purification / Filtration Gas Purification / Filtration Liquid Delivery Gas Delivery

Market Share

+50% +50% 50% Varied

Market Position

#1 #1 #1 Varied

Source: Company data and estimates.

Entegris Overview

Headquarters: Chaska, MN

Employees: 1,800

LTM Sales: $362 mm

CEO: James Dauwalter

Raw Wafer Handling Wafer Processing Fluid Handling Components Sensing and Control Disk Substrate and Media Handling

Market Share

+50% +80% 30-40% 40-50% +80%

Market Position

#1 #1 #1 #1 #1

Source: Company data and estimates.

Overview of NewCo

NewCo is the global leader in Materials Integrity Management to purify, protect, and transport critical materials used in semiconductor, microelectronics and other high technology manufacturing

Wafer

Liquid

Gas

Component

Services and New Markets

Complementary Geographic Fit

Contribution to LTM Sales of $654 MM(1)

North America

Europe

Japan

Asia

New Entegris

(1) Based on LTM ended May 27, 2005 for Entegris and April 2, 2005 for Mykrolis.

Complementary End Markets

Contribution to LTM Sales of $654 MM(1)

Services

Data Storage

Other Markets

Flat Panel

Life Sciences

Fuel Cell

New Entegris

Semiconductor

(1) Based on LTM ended May 28, 2005 for Entegris and April 2, 2005 for Mykrolis.

Complementary Semiconductor Products

Wafer Handling

TAP Products

Fluid Management and Subsystems

Fluid Handling Components (Fittings, Valves, Manifolds) Fluid Containers Fluid Sensing & Control Fluid Filtration Fluid Dispense

Gas Filtration

Gas Purification $200 MM $275 MM $70 MM

Strong Customers in All Targeted Markets

Wafer Growers

MEMC S.E.H. Siltronic SUMCO

IDMs, Foundries, and Back-end (Assembly & Test)

Chartered Inotera Intel Micron TI

Samsung ST Micro TSMC UMC

Microelectronics, Display, Storage

Komag MMC Seagate

OEMs

Applied Materials DNS

Tokyo Electron

While the Semiconductor Industry is Consolidating . . .

Semi and semi-cap equipment industries have seen significant share consolidation …

SC Front End Equipment 2003 #1 Market Share

Resist Process LightSources RTP Electroplate Cu Mask Inspection PVD CD Measurement CMP

Wafer Inspect Si Epi Equip CVD

Lithography, etc.

86% 85% 76% 72% 71% 69% 68% 63% 61% 47% 44% 40%

… and industry profits have concentrated in market leaders

Share of Operating Profit of Top 50 Semi Cap Equipment Companies

Next 40 Players 11%

Top 10 Players 89% $130m shared by 40 other players

Source: Wall Street Research (SEMI, Dataquest)

Source: Wafer News, July 12, 2004

. . . The Subsystems, Components and Materials Market Remains Fragmented

Subsystems, Components & Materials

LTM Revenue (US$ in Millions)

The segment is poised for consolidation as customers become more concentrated and reward full-line suppliers

$800 600 400 200 0 $654 $550 $415 $377 $362 $292 $291 $256 $158

New MKS Cymer AEIS Cabot ATMI Helix

Entegris

Source: Company Filings

NewCo Positioned to Benefit from Attractive, Wafer-Driven Consumables Market

Equipment Billing and Wafer Production

Monthly Rolling LTM Capital Spending and Wafer Production

Equipment Billings (US$ in Billions)

$6.0 5.0 4.0 3.0 2.0 1.0 0.0

70 60 50 40 30 20 10 0

Wafer Production (Billions of Square Inches)

Dec 94 Dec 95 Dec 96 Dec 97 Dec 98 Dec 99 Dec 00 Dec 01 Dec 02 Dec 03 Dec 04

Equipment Billings (Right Axis) - 94 - 05 CAGR 11.2% Wafer Production (Left Axis) - 94 - 05 CAGR 7.4%

Unit-Driven Model

Based on TTM Sales of $654MM

Capex Driven 35%

Unit Driven 65%

Consumables represent a stable and recurring revenue stream driven by wafer starts, fab utilization rates and preventive maintenance

NewCo Organization

James Dauwalter

Non-Executive Chairman

Gideon Argov

Chief Executive Officer

John Villas

Chief Financial Officer

Bertrand Loy

Chief Integration Officer

Jean-Marc Pandraud

Chief Operations Officer

Michael Wright

Chief Marketing Officer

Greg Graves

Chief Business Development Officer

Peter Walcott

General Counsel

Highlights

Name: Entegris, Inc.

Headquarters: Chaska, MN

Employees: 2,700

Manufacturing and Service Center Locations include:

North America

Allen (TX) Billerica (MA) Chaska (MN)

Colorado Springs (CO) Franklin (MA) Gilroy (CA) San Diego (CA)

Europe

Bad Rappenau (Germany) Montpellier (France)

Asia

Kulim (Malaysia) Singapore (Singapore) Yonezawa (Japan) (2 sites)

NewCo Integration Plan

Integration Planning Process Already Well Under Way

Bertrand Loy named full-time Chief Integration Officer

Experienced senior integration team members already in place

Three Key Elements to Integration Plan

Ensure limited customer disruption Achieve planned cost synergies

Grow revenue through complementary product, customer and geographic strengths

Significant incentives tied to delivery of specific results

Key Financial Highlights

Highly attractive pro forma financial profile

Enhanced financial scale and operating leverage Attractive mix of products, customers and geographies High percentage of unit-driven revenues

Significantly accretive to 2006 Cash EPS: $0.16

Pro forma EPS, excl. amortization of intangibles & restructuring

Tangible, near-term cost savings of $15 MM+

General and administrative savings and purchasing benefits Efficiencies in sales and service operations Elimination of redundant facilities and infrastructure

Longer-term revenue synergy opportunities

Strong balance sheet with $261MM in combined cash + marketable securities

Financial Performance

Trailing Twelve Months Results

US$ in Millions, Except per Share Amounts

(1) (2)

Revenue $362 $292

Gross Profit $151 $139

Gross Margin 42% 47%

Operating Income $34 $34

Operating Margin 9% 12%

GAAP Net Income $26 $28

Employees(3) 1,800 900

(1) LTM as of May 28, 2005.

(2) LTM as of April 2, 2005. Does not reflect impact of Extraction Systems acquisition. (3) Excludes temporary workers.

Financial Performance

Balance Sheet as of Latest Quarter

US$ in Millions, Except per Share Amounts

(1) (2)

Cash $164 $97

Working Capital(3) $228 $153

Total Assets $482 $339

Debt $25 $0

Shareholders’ Equity $390 $274

(1) As of May 28, 2005. (2) As of April 2, 2005.

(3) Defined as Current Assets minus Current Liabilities.

Key Financial Metrics

2006 EPS Impact

US$ in Millions, Except per Share Amounts

Item Street Est. Comments

Current “Street” GAAP EPS $0.38 IBES consensus for Entegris

Current Street “Cash EPS” $0.42 Adds back amortization expense

Combined Cash Net Income $73 “Cash Net Income” adds back amortization

Transaction synergies (after tax) $9 Assumes $15 MM pre-tax

Retention and other Costs (after-tax) $(3) $4 MM pre-tax – retention restricted stock

Pro Forma Combined Net Income $80

Pro Forma Shares Outstanding (diluted, M) 138

Pro Forma EPS $0.58

Change in EPS $0.16

% Change 38%

Source: “Current Street EPS” per IBES median consensus, adjusted for calendarization to CY year-end

Additional Information and Where to Find It

In connection with the proposed transaction, Entegris, Mykrolis and Eagle DE, Inc. (a newly formed corporation that will merge with Entegris to effect the reincorporation of Entegris in the State of Delaware in connection with the proposed transaction) has filed a joint proxy statement/prospectus with the Securities and Exchange Commission. A registration statement on Form S-4 also has been filed with the SEC. Security holders of each company and other investors are urged to read the registration statement and the joint proxy statement/ prospectus (including any amendments or supplements to the joint proxy statement/prospectus) regarding the proposed transaction because they contain important information about Entegris, Mykrolis and the proposed transaction. Stockholders may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Entegris and Mykrolis, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Entegris, 3500 Lyman Blvd, Chaska, MN 55318, Attention: Investor Relations Dept., telephone: (952) 556-8080, or at irelations@entegris.com or to Mykrolis, 129 Concord Road, Billerica, MA 01821, Attention: Investor Relations Dept., telephone (978) 436-6500, or at investor_relations@mykrolis.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Entegris on Entegris’ website at www.entegris.com, and investors and security holders may access copies of the documents filed with the SEC by Mykrolis on Mykrolis’ website at www.mykrolis.com.

Participants in Solicitation

Entegris, Mykrolis and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Entegris’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Entegris on December 15, 2004 and in its Form 10-K filed with the SEC on November 12, 2004, and information regarding Mykrolis’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Mykrolis on March 26, 2004 and in its Form 10-K filed with the SEC on March 11, 2005 (as amended by Form 10-K/A filed with the SEC on April 14, 2005). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.

Forward-Looking Statements

Certain statements in this press release regarding Entegris, Inc., Mykrolis Corporation, the proposed transaction and the combined company after completion of the proposed transaction constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “feel,” “believe,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Entegris, Mykrolis, and their respective subsidiaries or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: the risks and factors described in the publicly filed documents of Entegris and Mykrolis, including their most recently filed Forms 10-K; general economic and business conditions and industry trends in the countries in which we operate; currency exchange risks; the continued strength of the industries in which we operate; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or the inability to comply with, government regulation in the countries in which we operate, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint venturers; competitor responses to the products and services of Entegris and Mykrolis, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the ability to promptly and effectively integrate the businesses of Entegris and Mykrolis; and the diversion of management time on merger-related issues. These forward-looking statements speak only as of the date of this presentation. Entegris and Mykrolis expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the respective expectations of Entegris and Mykrolis with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The transaction is subject to customary closing conditions, including regulatory, stockholder and other third-party consents and approvals.

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